Exhibit 10.24

FIRST AMENDMENT TO SIMON PROPERTY GROUP
SERIES CEO LTIP UNIT AWARD AGREEMENT

This First Amendment to the Series CEO LTIP Unit Award Agreement ("First Amendment") is made as of December 22, 2011, but effective as of July 6, 2011 among Simon Property Group, Inc., a Delaware corporation (the "Company"), its subsidiary, Simon Property Group, L.P., a Delaware limited partnership and the entity through which the Company conducts substantially all of its operations (the "Partnership"), and David Simon (the "Grantee").

Recitals

A. The Grantee is the chief executive officer of the Company and provides services to the Partnership.

B. The Company, the Partnership, and the Grantee are parties to a certain Simon Property Group Series CEO LTIP Unit Award Agreement ("Award Agreement"), dated as of July 6, 2011, pursuant to which Grantee was awarded certain LTIP Units designated as the "Series CEO LTIP Units", pursuant to the Partnership's 1998 Stock Incentive Plan (the "Plan"), as approved by the Compensation Committee of the Board of Directors of the Company (the "Committee").

C. The parties desire to amend Section 8 of the Award Agreement to conform to the procedures agreed upon by the parties and the Agent (as defined in the Award Agreement) regarding the acquisition of shares of the Company's Common Stock (the "Shares") and the treatment of reinvestment of distributions.

D. This First Amendment and the issuance of Shares contemplated hereby have been approved by the Committee in accordance with terms of the Plan and SEC Rule 16b-3 promulgated under the Securities and Exchange Act of 1934, as amended.

NOW, THEREFORE, the parties agree as follows:

1. Section 8(a) of the Award Agreement is amended in its entirety to read as follows:

(a) Purchased Shares. The Partnership shall pay all cash distributions, net of the LTIP Distribution Tax Component, on the Unvested LTIP Units to a broker or other agent acceptable to the Grantee (the "Agent") which shall use such funds received to purchase shares of Common Stock, which purchases shall be made, except as otherwise described in this Section 8(a), on the public trading market (the "Purchased Shares"). The Purchased Shares shall be held by the Agent for the benefit of the Grantee pursuant to this Agreement. The Company shall pay the LTIP Distribution Tax Component of all cash distributions received on the Unvested LTIP Units as directed by the Grantee. The number of Purchased Shares purchased by the Agent shall be the maximum number that can be purchased with the cash from distributions and dividends then held by the Agent. The Agent shall acquire the Purchased Shares on the same day as, and otherwise on terms similar to, the purchases of Common Stock that are made pursuant to the Company's Investor Services Program through the reinvestment of dividends paid on Common Stock. If the Company or the Grantee advises the Agent that the acquisition of shares of Common Stock in respect of any cash distributions received on Unvested LTIP Units or cash dividends received on Reinvestment Shares may not be exempt from Section 16 of the Exchange Act pursuant to SEC Rule 16a-11 promulgated under the Exchange Act or any successor thereto, then the Agent shall acquire the shares of Common Stock directly from the Company. The Partnership shall bear the costs of the Agent. The Agent shall retain any cash not used in a quarter to acquire Purchased Shares in the following quarter. The Purchased Shares and any cash retained by the Agent shall be released to Grantee or returned to the Partnership in the event of forfeiture as provided in Section 8(c) and Section 8(d), respectively. The acquisition of the shares of Common Stock pursuant to this Agreement shall be pursuant to a contract or plan in compliance with SEC Rule 10b5-1 promulgated under the Exchange Act and any successor thereto and, if acquired directly from the Company, in compliance with SEC Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

2. Section 8(b) of the Award Agreement is amended in its entirety to read as follows:

(b) Reinvestment Shares. The Grantee directs the Company to, and the Company shall, pay or cause to be paid all cash dividends on the Purchased Shares and the Reinvestment Shares (as defined below) to the Agent (until such shares are either released to the Grantee or returned to the Partnership in the event of forfeiture as provided in Section 8(c) and Section 8(d), respectively). The Agent shall reinvest all cash dividends received on the Purchased Shares, net of the Stock Dividend Tax Component, by acquiring additional shares of Common Stock, and shall further reinvest all cash dividends on such acquired shares of Common Stock, net of the Stock Dividend Tax Component, and so on in respect of cash dividends on further acquired shares of Common Stock (collectively referred to as the "Reinvestment Shares"), on the terms and conditions specified in Section 8(a) for the acquisition of Purchased Shares. The Reinvestment Shares shall be held by the Agent for the benefit of the Grantee pursuant to this Agreement. The Agent shall pay the Stock Dividend Tax Component of all cash dividends received on the Purchased Shares and Reinvestment Shares to the Grantee. The Reinvestment Shares, including any dividends paid in shares of Common Stock or other property, shall be held by the Agent and shall be released to the Grantee or returned to the Partnership in the event of forfeiture as provided in Section 8(c) and Section 8(d), respectively.

3.   Except as herein amended, the terms and conditions of the Award Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first above written.

SIMON PROPERTY GROUP, INC., a Delaware corporation

By: /s/ JOHN RULLI
Name: John Rulli
         Executive Vice President and
         Chief Administrative Officer

SIMON PROPERTY GROUP, L.P., a Delaware limited partnership

By: Simon Property Group, Inc., a Delaware
         corporation, its general partner

By: /s/ JOHN RULLI
Name: John Rulli
         Executive Vice President and
         Chief Administrative Officer

GRANTEE

By: /s/ DAVID SIMON
Name: David Simon